

Mail Stop 4720

December 19, 2017

Todd F. Clossin
President and Chief Executive Officer
Wesbanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

> **Re:** **Wesbanco, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 13, 2017**
> **File No. 333-222039**

Dear Mr. Clossin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services